[Letterhead of FREEWILLPC.COM, INC.]





November 15, 2001




Securities & Exchange Commission
450 Fifth Street N. W.
Washington, D.C.  20549

Re:  FREEWILLPC.COM, Inc.
File No. 333-48312
Withdrawal of Registration Statement on Form SB-1/A Filed on August 3, 2001

Dear Madam/Sir:

FREEWILLPC.COM, Inc. (the "Company") hereby requests the immediate withdrawal of its registration statement on Form SB-1/A, File No. 333-48312 originally filed with the SEC on August 3, 2001.

The Company requests such withdrawal because the Form SB-1/A filed with the SEC on August 3, 2001 was inadvertently filed by its president after the effective date of July 26, 2001.


Sincerely,



/s/ David McCune
------------------
    David McCune
    President, Secretary,
    Treasurer, Director